UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                          COLLINS & AIKMAN CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   194830 10 5
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                                 (CUSIP Number)

                              W. Leslie Duffy, Esq.
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                           Jonathan A. Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 6, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     This Amendment No. 2 amends the Schedule 13D (the "Schedule 13D")
previously filed with the Securities and Exchange Commission, jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (E1), L.P., a Delaware limited partnership ("HIPE1"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership (HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPE1 and HIPC1, the "Reporting Heartland Entities"), with respect to the common stock, par value $.01 (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D, as amended prior to the date hereof.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of Collins & Aikman Corporation

     Item 6 is hereby amended and supplemented by adding the following paragraph.

     On August 6, 2002, HIP, on behalf of itself and the Reporting Heartland Entities, and two members of HIA who are also directors of the Company informed the Company that they may seek to purchase up to an aggregate of 5,000,000 shares of Common Stock. The purchases may be made from time to time in the open market, with the amount and the timing of the purchases depending upon market conditions. The two members are David A. Stockman, the senior managing director of HIP and managing member of HIA, and Daniel P. Tredwell, a senior managing director of HIP. Each of the Reporting Heartland Entities and Messrs. Stockman and Tredwell are making their own individual investment decisions. Messrs. Stockman and Tredwell may determine to make their investments individually or through an investment vehicle and reserve the right to select an investment vehicle managed by HIA. In response, the Company issued a press release, a copy of which is attached hereto as Exhibit 8 hereto.

Item 7. Material to be Filed as Exhibits.

     Exhibit 8. Company Press Release dated August 6, 2002.




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                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2002


                              Heartland Industrial Associates L.L.C.

                              Heartland Industrial Partners (FF), L.P.,

                              Heartland Industrial Partners (E1), L.P.,

                              Heartland Industrial Partners (K1), L.P.,

                              Heartland Industrial Partners (C1), L.P.,

                              Heartland Industrial Partners, L.P.


                              By:  /s/ David A. Stockman
                                   ---------------------------------------------
                                   David A. Stockman



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